Volaris Reports March 2022 Traffic Results:

60% YoY demand growth with an 87% Load Factor

Mexico City, Mexico, April 6th, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, reports its March 2022 preliminary traffic results.

In March, Volaris’ capacity (measured in ASMs) increased 61.2% YoY, while demand (measured in RPMs) increased 60.4% YoY; the result was a load factor of 86.5% (-0.4 pp YoY). During the month, Volaris transported 2.5 million passengers, a 61.8% YoY increase. Passenger demand (RPMs) in the domestic Mexican and international markets increased 45.6% and 123.0%, respectively, as compared to March 2021.

In the first quarter, Volaris’ capacity increased 49.8% YoY or 0.5% QoQ. Load factor increased 5.4 pp YoY, to 83.5%, driven by RPM growth of 60.1% YoY. Volaris transported 7.0 million passengers in the quarter.

Commenting on March traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Our strong March 2022 traffic numbers further demonstrate the overall strength in demand of our existing markets and our ability to match that demand with new capacity. Volaris continued a disciplined effort to gradually mitigate a percentage of the fuel price increase through base fares and ancillaries, while carefully maintaining healthy load factors.”

	Mar 2022	Mar 2021	Variation	YTD Mar 2022	YTD Mar 2021	Variation
RPMs (million, scheduled & charter)
Domestic	1,763	1,211	45.6%	4,895	3,256	50.4%
International	636	285	123.0%	1,833	946	93.7%
Total	2,399	1,496	60.4%	6,728	4,202	60.1%
ASMs (million, scheduled & charter)
Domestic	1,955	1,369	42.8%	5,682	4,038	40.7%
International	820	353	132.3%	2,379	1,342	77.3%
Total	2,775	1,722	61.2%	8,061	5,380	49.8%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	90.2%	88.5%	1.7 pp	86.2%	80.6%	5.5 pp
International	77.6%	80.8%	(3.2) pp	77.1%	70.5%	6.5 pp
Total	86.5%	86.9%	(0.4) pp	83.5%	78.1%	5.4 pp
Passengers (thousand, scheduled & charter)
Domestic	2,050	1,337	53.4%	5,676	3,597	57.8%
International	456	212	115.0%	1,313	674	94.8%
Total	2,506	1,549	61.8%	6,989	4,271	63.6%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	3.60	2.12	69.8%	3.15	1.93	63.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 188 and its fleet from 4 to 105 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com